CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               December 14, 2018


VIA EDGAR CORRESPONDENCE
------------------------

Frank A. Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


      Re:       First Trust Exchange-Traded Fund VIII (the "Trust")
                          File Nos. 333-210186; 811-23147
            ----------------------------------------------------------

Dear Mr. Buda:

      This letter responds to your comments, provided by telephone on September 5, 2018, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the "Trust") with the Securities and Exchange Commission (the "Commission") on July 27, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust Limited Duration Strategic Focus ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please note, the Fund has changed its name to First Trust Low Duration Strategic Focus ETF, and accordingly revised its principal investment strategy to invest at least 80% of its net assets (including investment borrowings) in a portfolio of U.S.-listed exchange-traded funds ("ETFs") that principally invest in income-generating securities that provide the Fund with a duration of three years or less.

      Please also note, the Fund acknowledges that the Staff of the Commission had additional questions regarding the inclusion of prior related model performance in the Fund's prospectus. At this time, the Fund has decided to remove such performance; however, First Trust Advisors L.P, the Fund's investment advisor ("First Trust"), may include prior related model performance in future filings relating to additional series of the Trust or other Trusts in the First Trust fund family.

COMMENT 1 - GENERAL

      Please explain whether the Fund intends to comply with the generic listing standards or will seek an order pursuant to Rule 19b-4 under the Securities Exchange Act of 1934, as amended. If the Fund intends to seek an order pursuant to Rule 19b-4, please explain why the Fund believes it requires such and order and confirm that the Fund will not trade until the order is granted.

RESPONSE TO COMMENT 1

      The Fund intends to comply with the generic listing standards.


COMMENT 2 - FEE TABLE

      Please provide a completed fee table and expense example for the Fund prior to effectiveness of the Registration Statement.

RESPONSE TO COMMENT 2

      Pursuant to the Commission's request, the Fund has provided a completed fee table and expense example prior to effectiveness of the Registration Statement.


COMMENT 3 - PRINCIPAL RISKS

      With respect to bank loans risk, please disclose that: (i) bank loans are generally not registered with the SEC under the Securities Act of 1933, as amended, and may not be subject to the protections afforded under the federal securities laws; and (ii) bank loans may take more than seven days to settle.

RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.


COMMENT 4 - PRINCIPAL RISKS

      If the Fund intends to invest in contingent convertible securities as a part of its principal investment strategies, please disclose this and include the relevant risks.

RESPONSE TO COMMENT 4

      The Fund may invest in contingent convertible securities as a part of its principal investment strategies. The prospectus has been revised accordingly.


COMMENT 5 - PRINCIPAL RISKS

      Please revise "Emerging Markets Risk" to address only the risks of emerging, and not developed, markets.

RESPONSE TO COMMENT 5

      The prospectus has been revised in accordance with this comment.


COMMENT 6 - PRINCIPAL RISKS

      Please supplementally disclose the percentage of the Fund's assets that are intended to be invested in ETFs which invest in non-agency, non-investment grade asset- or mortgage-backed securities. If this amount is greater than 20%, please add risk disclosure stating that the liquidity of such investments my change over time.

RESPONSE TO COMMENT 6

       The Fund does not intend to invest more than 20% of its assets in ETFs which invest in non-agency, non-investment grade asset- or mortgage-backed securities.


COMMENT 7 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      The information required by Item 4 of Form N-1A is intended to be a summary of the more fulsome disclosure required by Item 9. Please revise according to the disclosure regime adopted by the Commission.

RESPONSE TO COMMENT 7

      The Fund respectfully declines to revise the disclosure. The Fund's principal investment strategy is disclosed in Item 4. To the extent there is additional detail about the Fund's principal investment strategy that is not summarized in Item 4, but which is responsive to Item 9, the Fund has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," the Fund respectfully declines to revise the Item 9 disclosure to repeat the Fund's principal investment strategy as requested.


COMMENT 8 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Please revise the penultimate sentence of "Borrowing and Leverage Risk" to clarify that the Fund will be required to maintain 300% asset coverage at all times.

RESPONSE TO COMMENT 8

      The prospectus has been revised in accordance with this comment.


COMMENT 9 - HOW TO BUY AND SELL SHARES

      Please revise the disclosure to specify what the IOPV calculation includes and does not include. For example, does the IOPV include operating fees and other accruals?

RESPONSE TO COMMENT 9

      Pursuant to the Commission's request, the second sentence of the second paragraph of the section entitled "How to Buy and Sell Shares - Share Trading Prices" has been revised as set forth below:

      "The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit and any expenses of the Fund."


COMMENT 10 - FEDERAL TAX MATTERS

      Please remove the second sentence under "Treatment of Fund Expenses."

RESPONSE TO COMMENT 10

      The prospectus has been revised in accordance with this comment.


COMMENT 11 - STATEMENT OF ADDITIONAL INFORMATION

      In the second full paragraph on page four, please replace "industry concentration" with "investments" to reflect that Staff's position that the Fund should consider the investments of underlying funds for purposes of the Fund's overall concentration policy.

RESPONSE TO COMMENT 11

      The statement of additional information has been revised in accordance with this comment.


COMMENT 12 - STATEMENT OF ADDITIONAL INFORMATION

      In the second paragraph under "Procedures for Creation of Creation Unit Aggregations," please explain the meaning of "trade date" as it is used in the second sentence.

RESPONSE TO COMMENT 12

      "Trade date" refers to the day on which the order is placed.


COMMENT 13 - STATEMENT OF ADDITIONAL INFORMATION

      Please consider whether the second full paragraph on page 33 is applicable to the Fund. If not, please remove the disclosure.

RESPONSE TO COMMENT 13

      As the Fund intends to generally issue and redeem Creation Units in-kind for securities in which the Fund invests, the Fund believes that the second full paragraph on page 33 is applicable to the Fund.


COMMENT 14 - EXHIBITS

      Please file the Subscription and Authorized Participant Agreements utilized by the Fund as exhibits to the Registration Statement, pursuant to Securities Act Rule 483.

RESPONSE TO COMMENT 14

      As a courtesy to the Commission, the Trust has previously filed a "Form Of" Authorized Participant Agreement that the Fund has incorporated by reference. It respectfully declines to file any additional Authorized Participant Agreements as neither the Fund nor the Trust are a party to such agreements. Additionally, Item 28(h) of Form N-1A requires material contracts not made in the ordinary course of business to be filed. Given that such agreements are made in the ordinary course of business, Form N-1A does not require them to be filed.

                                    ********

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.



                                            Sincerely yours,

                                            CHAPMAN AND CUTLER LLP

                                            By: /s/ Morrison C. Warren
                                                ------------------------------
                                                    Morrison C. Warren